Exhibit 99.1

(a joint stock limited company incorporated in the People’s Republic of China)

(Stock Code / : 00525)

NOTIFICATION LETTER

5 November 2014

Dear Registered holder,

Guangshen Railway Company Limited (the “Company” )

– Notice of Publication of Notice, Proxy Form and Reply Slip of 2014 Extraordinary General Meeting (Collectively “Current Corporate Communication” )

The English and Chinese versions of the Company’s Current Corporate Communication are available on the Company’s website at www.gsrc.com and the HKExnews’ website of The Stock Exchange of Hong Kong Limited (the “Stock Exchange”) at www.hkexnews.hk, or the arranged printed form(s) of Current Corporate Communication are enclosed (if applicable).

You may at any time choose to receive free of charge Corporate Communications (Note) either in printed form, or read the website version; and either in English language version only, Chinese language version only or both language versions, notwithstanding any wish to the contrary you have previously conveyed to the Company. If you want to change the choice of language and means of receipt of all future corporate communications, please complete and sign the Change Request Form printed at the reverse side of this letter and send it to the Company’s H Share Registrar, c/o Hong Kong Registrars Limited (the “Hong Kong Share Registrar”), using the mailing label and need not to affix a stamp when returning (if posted in Hong Kong). Otherwise, please affix an appropriate stamp and send to the Hong Kong Share Registrar, the address is 17M Floor, Hopewell Centre, 183 Queen’s Road East, Wanchai, Hong Kong. The Change Request Form may also be downloaded from the Company’s website at www.gsrc.com or the HKExnews’ website of the Stock Exchange at www.hkexnews.hk.

If you want to receive another printed version of the Current Corporate Communication, please write or send email at gsrc.ecom@computershare.com.hk to the Company c/o the Hong Kong Share Registrar specifying your name, address and request. Even if you have chosen (or are deemed to have consented) to receive all future Corporate Communications via website version but for any reason you have difficulty in receiving or gaining access to the Current Corporate Communication, the Company will promptly upon your request send the Current Corporate Communication to you in printed form free of charge.

Should you have any queries relating to this letter, please contact the Company by calling its hotline at (852) 2862 8688 during business hours (9:00a.m. to 6:00p.m., Monday to Friday, excluding Hong Kong public holidays).

Yours faithfully,
Guangshen Railway Company Limited

Note:	Corporate Communications include but not limited to (a) the directors’ report, its annual accounts together with a copy of the auditors’ report and, where applicable, its summary financial report; (b) the interim report and, where applicable, summary interim report; (c) a notice of meeting; (d) a listing document; (e) a circular; (f) a proxy form; and (g) a attendance confirmation reply form.

广深铁路股份有限公司
GUANGSHEN RAILWAY COMPANY LIMITED

(a joint stock limited company incorporated in the People's Republic of China)
(於中華人民共和國註冊成立之股份有限公司)
(Stock Code / 股份代號：00525)

Change Request Form 更改指示回條

To: **Guangshen Railway Company Limited (the "Company")**
c/o Hong Kong Registrars Limited
17M Floor, Hopewell Centre,
183 Queen's Road East, Wanchai, Hong Kong

致： 廣深鐵路股份有限公司(「本公司」)
經香港證券登記有限公司
香港灣仔皇后大道東 183 號
合和中心 17M 樓

I/We would like to receive the current and future Corporate Communications of the Company in the manner as indicated below:
本人/我們希望日後以下列方式收取本次及將來公司通訊文件：
(Please mark **ONLY ONE** (**X**) of the following boxes)
(請從下列選擇中，僅在其中一個空格內劃上「X」號)

☐ to read the **Website version** of all current and future Corporate Communications published on the Company's website in place of receiving printed copies and receive a printed notification of the publication of the Website Version; **OR**
瀏覽在公司網站發表之所有本次及將來公司通訊文件網上版本，以代替收取印刷本並收取公司通訊文件網上版本已刊發的通知信；或

☐ to receive the **printed English version** of all current and future Corporate Communications ONLY; **OR**
僅收取所有本次及將來公司通訊文件之英文印刷本；或

☐ to receive the **printed Chinese version** of all current and future Corporate Communications ONLY; **OR**
僅收取所有本次及將來公司通訊文件之中文印刷本；或

☐ to receive both printed **English and Chinese versions** of all current and future Corporate Communications.
同時收取所有本次及將來公司通訊文件之英文及中文印刷本。0

Signature:
簽名 ______________________________

Contact telephone number:
聯絡電話號碼 ______________________________

Date:
日期 ______________________________

Notes:
附註：

1. Please complete all your details clearly.
請閣下清楚填妥所有資料。0
2. Any form with more than one box marked (X), with no box marked (X), with no signature or otherwise incorrectly completed will be void.
如在本回條作出超過一項選擇、或未有作出選擇、或未有簽署、或在其他方面填寫不正確，則本回條將會作廢。
3. The above instruction will apply to all current and future Corporate Communications to be sent to you until you notify otherwise by reasonable notice in writing to the Company's H Share Registrar, Hong Kong Registrars Limited, at 17M Floor, Hopewell Centre, 183 Queen's Road East, Wanchai, Hong Kong.
上述指示適用於將來發送予閣下之所有本次及將來公司通訊文件，直至閣下發出合理書面通知予本公司之 H 股證券登記處，香港證券登記有限公司，地址為香港灣仔皇后大道東 183 號合和中心 17M 樓另作選擇為止。
4. If you have any difficulty in receiving or gaining access to the Current Corporate Communication for any reason, the Company will promptly upon your notice send the printed version of the Current Corporate Communication to you free of charge.
閣下因任何理由以致在收取或接收本次公司通訊出現困難，本公司將於接到閣下通知後，立即向閣下免費發送本次公司通訊的印刷本。
5. For the avoidance of doubt, we do not accept any special instructions written on this Change Request Form.
為免存疑，任何在本更改指示回條上的額外手寫指示，本公司將不予處理。

GRCH-05112014-1(0)

✂ -

閣下寄回此更改指示回條時，請將郵寄標籤剪貼於信封上。
如在本港投寄毋須貼上郵票。

Please cut the mailing label and stick this on the envelope to return this Change Request Form to us.
No postage stamp necessary if posted in Hong Kong.

郵寄標籤 **MAILING LABEL**

香港證券登記有限公司
Hong Kong Registrars Limited
簡便回郵號碼 Freepost No. 37
香港 Hong Kong